TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 430-7072   Fax:  (780) 930-7073

March 31, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES EXPEDITED PRIVATE PLACEMENT CLOSING

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that it has completed the closing of an expedited private placement, raising gross proceeds of $100,000 US, subject to TSX Venture Exchange final approval.  The proceeds from the placement will be used to enhance marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,000,000 Common Shares and 500,000 Warrants.  The Warrants are exercisable at $0.15 US ($0.18 CDN) on or before February 28, 2006.  The securities issued under the private placement are subject to a four-month hold period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.